Exhibit 10.1

EMPLOYMENT AGREEMENT

     This Employment Agreement (hereinafter referred to as the "Agreement") is made and entered into as of the 21st day of April, 2006 by and between William Flynn (hereinafter referred to as "Employee") and Atlas Air, Inc., a Delaware corporation (hereinafter referred to as "Atlas")

      WHEREAS, Atlas believes that it is in the best interests of Atlas to retain the services of the Employee and the Employee desires an affiliation with Atlas, on the terms and subject to the conditions set forth in this Agreement; and

     WHEREAS, Employee warrants that Employee is entering voluntarily into this Agreement, and that no promises or inducements for this Agreement have been made outside of the terms and conditions referred to herein, and Employee enters into this Agreement without reliance upon any statement or representation by Atlas or any other person, concerning any fact material hereto.

     NOW, THEREFORE, in consideration of the mutual covenants contained herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto, intending to be legally bound hereby, covenant and agree as follows:

1. DEFINITIONS

      For purposes of this Agreement, the following terms shall have the following meanings:

     1.1. "Cause" means (i) any act or acts of material dishonesty taken by the Employee, (ii) the failure of the Employee to comply with any of the Employee’s material obligations within ten (10) days of written notice from Atlas, (iii) any material violations by

Employee of Atlas corporate policies as set forth in the Employee Compliance Manual, Employee Handbook or related corporate policies; provided that, if such violation is subject to cure, Employee shall have ten (10) days within which to cure such violation, or (iv) the conviction of or "no contest" plea by the Employee to any misdemeanor of moral turpitude or any felony.

     1.2. "Employment Period" means the period commencing on the date hereof and extending until this Agreement is terminated by either party in accordance with Section 4; provided that this Agreement shall not become effective and the Employment Period shall not commence until (i) the satisfactory completion of a background check on Employee, (ii) the satisfactory completion of a drug screening test by the Employee as required by Atlas policy and (iii) the formal approval of this Agreement by the Board.

     1.3. "Permanent Disability" shall be deemed to have been sustained by Employee if Employee shall have been continuously disabled from performing the duties assigned to Employee during the Employment Period for a period of six (6) consecutive calendar months, and such Permanent Disability shall be deemed to have commenced on the day following the end of such six (6) consecutive calendar months.

     1.4. "Change of Control" means the acquisition by any person, entity or "group" within the meaning of Section 13 (d) (3) or 14 (d) (2) of the Securities Exchange Act of 1934 (the "Exchange Act") (excluding, for this purpose any employee benefit plan of Atlas or its affiliates) of beneficial ownership, within the meaning of Rule 13(d) (c) promulgated under the Exchange Act, of greater than fifty percent (50%) of the combined voting power of the outstanding voting securities of either Atlas or of Atlas Air Worldwide Holdings, Inc. ("Holdings") entitled to vote generally in the election of directors.

     1.5. “Confidential or Proprietary” shall refer to all information relative to the plans, structure and practices, including information relating to its customers, contracts and aircraft of Atlas or any affiliate or subsidiary thereof, except:

      (a) information that is or becomes a matter of public knowledge through no fault of the Employee; or

      (b) information rightfully received by the Employee from a third party without a duty of confidentiality; or

      (c) information disclosed to Employee with Atlas’ prior written approval for public dissemination.

     1.6. "Good Reason" means (i) a reduction in the Employee’s Base Annual Salary or other benefits provided to officers of Atlas, (ii) a reduction in the percentage target bonus opportunity from the level described in Section 3.2 of this Agreement, (iii) a substantial and material reduction in the Employee’s title or job responsibilities from the Employee’s title or job responsibilities on the date of this Agreement, (iv) any reduction, within twelve (12) months following a Change of Control, in the Employee’s title or job responsibilities from the Employee’s title or job responsibilities on the date of this Agreement, and (v) a requirement by Atlas, within twelve (12) months following a Change of Control, that Employee relocate his principal residence from the Purchase, New York area.

2. EMPLOYMENT AND OBLIGATIONS OF EMPLOYEE

     Atlas and Employee agree to the following rights, obligations and duties with respect to employment:

     2.1. Employment. During the Employment Period, Atlas agrees to employ the Employee as President and Chief Executive Officer of Atlas and Holdings, reporting directly to the Board of Directors of Holdings (the "Board"). The scope of Employee’s responsibilities shall be as determined by the Board. During the Employment Period, Holdings will nominate Employee for election to, and if elected, Employee shall serve on the Board for so long as he is employed. Except as may otherwise be determined by the Board, Employee shall not be entitled to any additional compensation for serving in any other office for Atlas or subsidiary or affiliate of Atlas.

     2.2. Obligations of Employee. During the Employment Period, the Employee agrees, except when prevented by illness or Permanent Disability, or during a period of vacation, to devote substantially all of Employee’s business time and attention to the good faith performance of the duties contemplated; provided, however, that Employee may serve on boards and committees of other businesses, industry groups or tax-exempt institutions, attend to personal investments and engage in civic and charitable endeavors, so long as such activities are not competitive with the Company and do not interfere with Employee’s discharge of his obligations hereunder and so long as Employee obtains approval from the Chairman of the Board for any such service.

     2.3. Principal Residence of Employee. During the Employment Period, Employee shall maintain Employee’s principal residence in the Purchase, New York area (or such other area to which Atlas might relocate its headquarters); provided that Employee shall have up to ninety (90) days to relocate himself and his immediate family to the Purchase, NY area. Employee’s failure to so relocate himself and his immediate family within such 90 day period shall be considered a failure of the Employee to comply with a material obligation and shall be subject to Section 1.1(ii) of this Agreement.

3. COMPENSATION

      During the Employment Period, Atlas will pay Employee as follows:

     3.1. Base Annual Salary. Atlas will pay Employee a base annual salary (the "Base Annual Salary") of $650,000 per annum, payable in semi-monthly installments. Atlas shall review Base Annual Salary not less frequently than annually for increases, including among other considerations, Employee’s performance, it being understood that any increases shall be at the discretion of Atlas.

     3.2. Incentive Bonus Payments. Employee will be eligible to participate in Holdings’ Annual Incentive Plan. The level of the bonus available to the Employee will be set forth in the Annual Incentive Plan and will be awarded in consideration of individual and Atlas performance based on performance goals and objectives determined by the Compensation Committee of Holdings (the "Compensation Committee"). A fuller description of how corporate and individual performance operate in tandem to determine the calculation of bonuses will be described in the Annual Incentive Plan. The Annual Incentive Plan document will be developed by the Compensation Committee, and is subject to amendment from time to time with changes as adopted by the Compensation Committee or full Board of Directors of Holdings. As further described in the Annual Incentive Plan (i) corporate and individual performance in combination may permit the employee to earn a target bonus equal to 80% of Base Annual Salary, (ii) lesser corporate or individual performance may cause bonus payments to be in an amount less than

80% of Base Annual Salary or result in no bonus being payable and (iii) greater corporate and individual performances may result in the bonus being more than 80% of Base Annual Salary, with a maximum of 160% of Base Annual Salary. When the bonus payment reaches more than 50% of Base Annual Salary, Atlas reserves the right to pay some or all of the portion of the bonus that is above 50% of Base Annual Salary in Holdings unrestricted stock. Any bonus paid under the Annual Incentive Plan will be paid no later than two weeks following the completion of the year-end audit for the applicable year. The bonus payable for 2006 shall be pro-rated, i.e., based only on the portion of Base Annual Salary actually earned during such year.

      3.3. Sign on Compensation. Employee shall receive the following within 30 days after his first day of employment under this Agreement:

      (a) A cash payment of $200,000.

     (b) A grant of shares of Holdings restricted stock, with a value on the date of grant of $900,000 (the number of shares rounded to the nearest full share) which will vest one-quarter on each of the first four anniversaries of the date of this Agreement, provided Employee remains employed on each such vesting date.

      3.4. Long Term Equity Compensation. Employee shall receive the following effective as of his first day of employment under this Agreement:

     (a) A grant of 50,000 stock options, which will vest one-quarter on each of the first four anniversaries of the date of this Agreement, provided Employee remains employed on each such vesting date.

     (b) A grant of 25,000 shares of Holdings restricted stock, which will vest one-quarter on each of the first four anniversaries of the date of this Agreement, provided Employee remains employed on each such vesting date; and further provided, however, that no shares will vest unless specified performance goals, determined by the Compensation Committee and Employee, are achieved.

     Employee understands that he shall not be entitled to any further grants of equity compensation before 2008 and that any such grants shall be solely at the discretion of the Holdings Compensation Committee.

     At such time or times that restricted stock granted to Employee hereunder vests, Atlas shall, at Employee’s request, withhold a number of vested shares having a then-fair market value sufficient to discharge minimum required federal, state and local tax withholding resulting from the vesting.

     3.5. Benefits. Employee and Employee’s dependents shall be eligible to participate in the Atlas health insurance plan, provided that the Employee and Atlas will each contribute to Employee’s monthly premium as provided by such plan. Atlas reserves the right to discontinue participation in any health insurance plan at any time with the understanding that Atlas will comply in full measure with all state and federal laws regarding the changes of insurance coverage by private employers and notification under the Consolidated Omnibus Budget Reconciliation Act. Employee’s medical benefits shall include one major medical examination per year. Employee also shall be entitled, to the same extent and at a level commensurate with the corporate officers of Atlas, to participate in any other benefit plans or arrangements of Atlas. Employee shall be entitled to four weeks of paid vacation per year (pro-

rated for 2006). Employee shall be entitled to reimbursement of business expenses in accordance with Atlas policy.

     3.6. Relocation Expenses. Atlas shall reimburse Employee for reasonable and customary moving expenses from Employee’s current home to the Purchase, New York area through Atlas’ relocation vendor, including up to 90 days temporary living accommodations while Employee locates a home. The Atlas policy for reimbursement of costs associated with selling Employee’s current home will be extended to two years from the date the Employment Period commences. Atlas will reimburse Employee for the cost of two house hunting trip to the Purchase, New York area for Employee and his spouse.

     3.7. Financial Planning. Atlas shall reimburse Employee for personal financial planning services incurred during the first two years of his employment with Atlas, to a maximum of $15,000.

     3.8. Attorneys Fees. Atlas shall reimburse Employee for (or pay directly if Employee so requests) reasonable attorneys fees incurred by Employee in connection with negotiating the terms of his employment with Atlas.

4. TERMINATION OF EMPLOYMENT PERIOD

     The Employment Period shall terminate under the following terms and conditions:

      4.1. At Will Arrangement. Atlas and Employee expressly understand and agree that the employment relationship is at-will. Either party may terminate the Employment Period and the employment relationship upon written notice to the other at any time and for any reason, subject to the terms of this Agreement. Employee shall make every reasonable effort to give Atlas at least three months prior, written notice of Employee’s voluntary termination of employment for other than Good Reason.

4.2. Rights Following Termination.

     (a) If the Employment Period is terminated by Atlas for reasons other than Cause or if the Employment Period is terminated by the Employee for Good Reason, and subject to Employee’s execution of a release upon terms and conditions acceptable to Atlas, the Employee shall be entitled to: (i) receive an amount equal to one and one-half times Employee’s then current Annual Base Salary, payable in accordance with Atlas’ normal pay schedule and commencing as soon as practicable without causing any penalties under Internal revenue Code Section 409A, (ii) accrued but unused vacation pay through the employment termination date, (iii) all other rights and benefits in which Employee is vested pursuant to other plans and programs of Atlas and (iv) continued coverage and rights and benefits available under the employee benefit programs of Atlas as provided in Section 3.3 above for a period of 12 months from the date of termination; and to the extent Atlas is unable to continue such coverage, Atlas shall provide the Employee with economically equivalent benefits determined on an after-tax basis; provided, however, that any such continued coverage shall cease in the event Employee obtains comparable coverage in connection with subsequent employment.

     (b) Upon the death or Permanent Disability of the Employee, the Employment Period shall terminate and the Employee’s Base Annual Salary which is accrued for the current pay period but unpaid as of the date of such death or Permanent Disability shall be paid to the Employee or Employee’s personal representative. In addition, upon the Permanent Disability of the Employee, Employee shall be entitled to the compensation and benefits set forth in Section

4.2 (a) (i) and (ii) above, and upon the death of Employee, Employee’s immediate family shall be entitled to the compensation and benefits set forth in Section 4.2 (a) (i) and (ii) above.

     (c) If the Employment Period is terminated by Atlas for Cause or by the Employee for other than Good Reason, the Employee shall be entitled to receive Employee’s Base Annual Salary which is accrued for the current pay period but unpaid as of the date of termination.

     (d) If, within six months preceding or twelve months following, a Change in Control, the Employment Period is terminated by Atlas for reasons other than Cause or if the Employment Period is terminated by the Employee for Good Reason, and subject to Employee’s execution of a release upon terms and conditions acceptable to Atlas, the Employee shall be entitled to receive the payments and benefits described in (a) above, except that the cash payment described in (a)(i) above will be increased to twenty-four months of Base Annual Salary.

      (e) Benefits provided hereunder shall be subject to reduction as follows:

(i)
Notwithstanding any other provision of this Agreement, and except as provided in subparagraph (ii) below, the payments or benefits to which Employee will be entitled under this Agreement will be reduced to the extent necessary so that Employee will not be liable for the federal excise tax levied on certain "excess parachute payments" under section 4999 of the Internal Revenue Code of 1986, as amended (the "Code").

(ii)	The limitations of subparagraph (i) will not apply if:

(A) the difference between (x) the present value of all payments and benefits to which Employee is entitled under this Agreement, determined without regard to subparagraph (i), and (y) the present value of all federal, state and other income and excise taxes for which Employee is liable as a result of such payments exceeds

(B) the difference between (x) the present value of all payments and benefits to which Employee is entitled under this Agreement calculated as if the limitation of subparagraph (i) applies and (y) the present value of all federal, state and other income and excise taxes for which Employee is liable as a result of such reduced payments.

Present values will be determined using the interest rate specified in section 280G of the Code and will be the present values as of the date on which Employee’s employment terminates.

(iii)	Whether payments to Employee are to be reduced pursuant to subparagraph (i), and the extent to which they are to be so reduced, will be determined by Atlas in goodfaith and Atlas will notify Employee in writing of its determination. Any such notice shall describe in reasonable detail the basis of Atlas’s determination. If Employee accepts Atlas’s determination, he shall so Atlas of his determination pursuant to subparagraph (iv) hereof within thirty (30) days of receipt of notice from Atlas. If Employee objects to such determination within 30 days of receipt of notice from Atlas, Atlas will retain, at its expense, a nationally recognized public accounting firm, employment consulting firm or law firm selected by Atlas and reasonably acceptable to Employee to review the matter. Such firm shall meet with Employee and Employee’s representatives and Atlas and its representatives and thereafter render its written opinion as to the extent, if any, that in such firm’s reasonable judgment the payments and benefits otherwise due to Employee hereunder must be reduced hereunder. The decision of such firm concerning the extent of any required reduction in. such payments and benefits shall be final and binding on both Employee and Atlas.

(iv)	If a reduction is made pursuant to subparagraph (i), Employee will have the right to determine which payments and benefits will be reduced.

     4.3. Non-Competition Provision. (a) Employee covenants and agrees that except when required to do so in the ordinary course of his duties, Employee will not, at any time, reveal, divulge or make known to any third party any confidential or proprietary records, data, trade secrets, pricing policies, strategy, rate structure, personnel policy, management methods, financial reports, methods or practice of obtaining or doing business, or any other confidential, or proprietary information of Atlas or any of its parents, subsidiaries or affiliates (collectively the "Atlas Companies" and each, an "Atlas Company") which is not in the public domain.

     (b) In addition, Employee covenants and agrees that, at no time before the second anniversary of Employee’s termination of employment with Atlas, will Employee engage in any of the following activities directly or indirectly, for any reason, whether for Employee’s own account or for the account of any other person, firm, corporation or other organization:

(i)	solicit, employ or otherwise interfere with any of the Atlas Companies contracts or relationships with any client, employee, officer, director or any independent contractor whether the person is employed by or associated with an Atlas Company on the date of this Agreement or at any time thereafter; or

(ii)	solicit, accept or otherwise interfere with any of the Atlas Companies’ contracts or relationships with any independent contractor, customer, client or supplier, or any person who is a bona fide prospective independent contractor, customer, client or supplier of an Atlas Company.

     (c) In addition, Employee covenants and agrees that, at no time before the first anniversary of Employee’s termination of employment with Atlas, will Employee directly or indirectly, for any reason, whether for Employee’s own account or for the account of any other person, firm, corporation or other organization, accept employment with, or give advice to, (i) any air, cargo carrier, (ii) any air cargo division or affiliate of any other airline or (iii) any company that leases cargo aircraft on an ACMI, wet lease, charter or dry lease basis. The parties agree and intend that breach of this non-competition clause shall subject Employee to the full measure of contract and equitable damages.

5. DISPUTE RESOLUTION AND CHOICE OF LAW

     5.1. Negotiation. If a dispute between the Parties arises under this Agreement, the Parties shall negotiate in good faith in an attempt to resolve their differences. The obligation of the Parties to negotiate in good faith shall commence immediately, and shall continue for a period of at least thirty (30) days ("Negotiation").

     If Negotiation fails to resolve a dispute between the Parties within the first thirty (30) days, either Party may proceed to demand mediation ("Mediation"). Upon agreement of both Parties, arbitration may be initiated immediately, in lieu of Mediation.

     5.2. Mediation. If a dispute between the Parties arises under this Agreement and has not been resolved under the Negotiation procedures described herein, either Party may require, by written notice to the other Party, that Negotiation be facilitated by a single mediator, to be selected by the Parties (the "Mediator").

     The Parties shall select the Mediator within ten (10) days after receipt of notice. If the Parties are unable to agree on the Mediator, the Mediator shall be selected by Atlas, but the selected Mediator shall be independent of Atlas and its affiliates. The fees of the Mediator shall be divided equally between the Parties.

     With the assistance of the Mediator, the Parties shall continue Negotiation in good faith for a period not to exceed thirty (30) days. If the Parties are unable to reach agreement during this period, the Mediator shall be discharged and the Parties’ obligations under this Mediation section shall be deemed satisfied.

     5.3. Arbitration. Subject to the duty to negotiate and mediate set forth above, all disputes, claims, or causes of action arising out of or relating to this Agreement or the validity, interpretation, breach, violation, or termination thereof not resolved by Mediation, shall be finally and solely determined and settled by arbitration, to be conducted in the State of New York, USA, in accordance with the Commercial Arbitration Rules of the American Arbitration Association ("AAA") in effect at the date of arbitration ("Arbitration"). This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without reference to principles of conflict of laws.

     Any Arbitration commenced pursuant to this Agreement shall be conducted by a single neutral arbitrator, who shall have a minimum of three (3) years of commercial experience (the "Arbitrator"). The Parties shall meet within ten (10) days of failure to resolve by Mediation to attempt to agree on an Arbitrator. Absent agreement at this meeting, the Arbitrator shall be selected by AAA. Such Arbitrator shall be free of any conflicts with Atlas and shall hold a hearing within thirty (30) days of the notice to Employee.

     If the terms and conditions of this, Agreement are inconsistent with the Commercial Arbitration Rules of the AAA, the terms and conditions of this Agreement shall control.

     The Parties hereby consent to any process, notice, or other application to said courts and any document in connection with Arbitration may be served by (i) certified mail, return receipt requested; (ii) by personal service; or (iii) in such other manner as may be permissible under the rules of the applicable court or Arbitration tribunal; provided, however, a reasonable time for appearance is allowed. The Parties further agree that Arbitration proceedings must be instituted within one (1) year after the occurrence of any dispute, and failure to institute Arbitration proceedings within such time period shall constitute an absolute bar to the institution of any proceedings and a waiver of all claims. The Parties shall equally divide all costs and expenses incurred in such, proceeding and related legal proceedings, unless otherwise determined by the Arbitrator. The Judgment of the Arbitrator shall be final and either Party may submit such decision to courts for enforcement thereof.

6. SEVERABILITY AND ENFORCEABILITY

     It is expressly acknowledged and agreed that the covenants and provisions, hereof are separable; that the enforceability of one covenant or provision shall in no event affect the full enforceability of any other covenant or provision herein. Further, it is agreed that, in the event any covenant or provision of this Agreement is found by any court of competent jurisdiction or Arbitrator to be unenforceable, illegal or invalid, such invalidity, illegality or unenforceability shall not affect the validity or enforceability of any other covenant or provision of this Agreement. In the event a court of competent jurisdiction or an Arbitrator would otherwise hold any part hereof unenforceable by reason of its geographic or business scope or duration, said part shall be construed as if its geographic or business, scope or duration had been more narrowly drafted so as not to be invalid or unenforceable.

7. MISCELLANEOUS

     7.1. No Mitigation. The amounts to be paid to Employee are net to Employee, without any reduction or duty to mitigate, except for taxes, other governmental charges or amounts owed to Atlas by Employee, and all payments to be made hereunder shall be net of all applicable income and employment taxes required to be withheld therefrom.

      7.2. Pro-Ration. In the event the Employment Period is terminated in the middle of any calendar month, the amount due for such month shall be pro-rated on a daily basis.

     7.3. No Waiver Except in Writing. No waiver, or modification of this Agreement or any of the terms and conditions set forth herein shall be effective unless submitted to a writing duly executed by the parties.

     7.4. Successors and Assigns. This Agreement shall be binding on Atlas and any successor thereto, whether by reason of merger, consolidation or otherwise. The duties and obligations of Employee may not be assigned by Employee.

     7.5. Confidentiality of Terms. Atlas and Employee agree that the terms and conditions of this Agreement are confidential and that they will not disclose the terms of this Agreement to any third parties, other than the Employee’s spouse, their attorneys, auditors, accountants or as required by law or as may be necessary to enforce this Agreement.

     7.6. Full Understanding. Employee declares and represents that Employee has carefully read and fully understands the terms of this Agreement, has had the opportunity to obtain advice and assistance of counsel with respect thereto, and knowingly and of Employee’s own free will, without any duress, being fully informed and after due deliberation, voluntarily accepts the terms of this Agreement and represents that the execution, delivery and performance of this Agreement does not violate any agreement to which Employee is subject.

     7.7. Entire Agreement. This Agreement sets forth the entire agreement and understanding between the parties with respect to the subject matter hereof and supersedes all prior agreements, arrangements, and understandings between the parties with respect to the subject matter hereof.

      IN WITNESS WHEREOF, the parties hereto have executed this agreement the date, and year first above written.

EMPLOYEE	ATLAS AIR, INC.

/s/ William Flynn	/s/ Eugene I. Davis

William Flynn	Eugene I. Davis, Chairman of the Board